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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.)*

		HARRIS INTERACTIVE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

		Common Stock, Par Value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

		414549105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

		Steven L. Fingerhood
		ZF Ventures L.L.C.
		One Ferry Building, Suite 255
		San Francisco, CA 94111
		415-677-5960
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

		October 22, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of ss. 240.13D/A-1(e), 240.13D/A-1(f) or 240.13D/A-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13D/A-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 414549105               13D                       Page 2 of 8 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

ZF Ventures, L.L.C.	   FEIN: 37-1473537
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
WC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
Delaware
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF  		0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           	5,001,031
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           	0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    	5,001,031
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
5,001,031 (1)
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
9.4% (2)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
OO
________________________________________________________________________________

(1) Includes 5,001,031 shares of Common Stock as of November 1, 2007.

(2) Calculated based upon 53,108,611 shares of Common Stock outstanding as of September 7, 2007, as reported by the Issuer on its Form 10-K filed September 12, 2007.

CUSIP No. 414549105               13D                       Page 3 of 8 Pages

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

ZF Partners, L.P.	   FEIN: 35-2214127
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
WC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
Delaware
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF  		0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           	2,498,505
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           	0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    	2,498,505
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,498,505 (1)
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
4.7% (2)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
OO
________________________________________________________________________________

(1) Includes 2,498,505 shares of Common Stock as of November 1, 2007.

(2) Calculated based upon 53,108,611 shares of Common Stock outstanding as of September 7, 2007, as reported by the Issuer on its Form 10-K filed September 12, 2007.

CUSIP No. 414549105               13D                       Page 4 of 8 Pages

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

ZF Special Opportunities Fund, LLC   FEIN:  26-1128669
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
WC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
Delaware
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF  		0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           	2,502,526
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           	0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    	2,502,526
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,502,526
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
4.7% (1)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
OO
________________________________________________________________________________

(1) Includes 2,502,526 shares of Common Stock as of November 1, 2007.

(2) Calculated based upon 53,108,611 shares of Common Stock outstanding as of September 7, 2007, as reported by the Issuer on its Form 10-K filed September 12, 2007.

CUSIP No. 414549105               13D                       Page 5 of 8 Pages

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

SLF Partners, LLC   FEIN:  20-0183973
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
WC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
Delaware
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF  		0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           	5,001,031
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           	0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    	5,001,031
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
5,001,031 (1)
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
9.4% (2)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
OO
________________________________________________________________________________

(1) Includes 5,001,031 shares of Common Stock as of November 1, 2007.

(2) Calculated based upon 53,108,611 shares of Common Stock outstanding as of September 7, 2007, as reported by the Issuer on its Form 10-K filed September 12, 2007.

CUSIP No. 414549105               13D                       Page 6 of 8 Pages

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Steven L. Fingerhood
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
WC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
US Citizen
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF  		0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           	5,001,031
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           	0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    	5,001,031
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
5,001,031 (1)
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
9.4% (2)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
IN
________________________________________________________________________________

(1) Includes 5,001,031 shares of Common Stock as of November 1, 2007.

(2) Calculated based upon 53,108,611 shares of Common Stock outstanding as of September 7, 2007, as reported by the Issuer on its Form 10-K filed September 12, 2007.

CUSIP No. 414549105               13D                       Page 7 of 8 Pages

ITEM 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share ("Common Stock"), of Harris Interactive, Inc., a Delaware corporation ("the Issuer"). Issuer's principal executive office is located at 60 Corporate Woods, Rochester, New York 14623.

ITEM 2. Indentity and Background

(a) - (c) The ("Purchasers") are ZF Partners, L.P., a Delaware limited partnership and ZF Special Opportunities Fund, LLC, a Delaware limited liability company. ZF Ventures L.L.C., a Delaware limited liability company, is the general partner of ZF Partners, L.P., and the managing member of ZF Special Opportunities Fund, LLC. The managing member of
ZF Ventures L.L.C., is SLF Partners, LLC, a Delaware limited liability company ("SLF Partners"). The founder and managing member of SLF Partners is Steven L. Fingerhood. The business address for each Reporting Person and Steven L. Fingerhood is One Ferry Building, Suite 255, San
Francisco, CA 94111, (415) 677-5960.

(d) - (e) None of the Reporting Persons, nor any of their respective executive officers or director, if any, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws of finding any violation with respect to such law.

(f) All of the Reporting Persons and their respective executive officers and directors, if any, are United States citizens.

ITEM 3. Source and Amount of Funds or Other Concideration

Between July 19, 2007 and November 1, 2007 Purchasers acquired 5,001,031 shares of Common Stock in open market purchases in a price range of $3.96 to $5.23 per share at an average purchase price of $4.37 per share, for a total purchase price of $21,868,880. The source of all such purchases was Purchasers' working capital.

ITEM 4. Purpose of Transaction

Purchasers acquired the Common Stock through open market purchases for investment purposes. Purchasers believe that the Issuer is well positioned to leverage its key assets to provide clients with high quality custom market research on a global basis, using both traditional and internet-enabled technology. Consequently, Purchasers believe that the Issuer has substantial intrinsic value and the potential to achieve both significant revenue growth and increased profitability as a leader in its market.

Purchasers intend to review continuously their position in the Issuer. Purchasers reserve the right to sell or otherwise dispose of some or all of the securities of Issuer beneficially owned by them in the open market, in privately negotiated transactions, through derivative transactions or otherwise, or to acquire additional securities of Issuer, in the open market, in privately negotiated transactions or otherwise, in each case, depending upon market conditions and other factors.

Except as stated above, none of the Purchasers have current plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of the Schedule 13D, as promulgated by the Securities and Exchange Commission, although the Purchasers intend to review their investments in the Issuer on a continuing basis and reserve the right change their position in the future. Although the acquisition of the Shares is for investment purposes, the Purchasers may pursue, either alone or with others, discussions with management or directors of the Issuer regarding initiatives and strategies to protect, enhance and grow the long-term value of the Issuer for the benefit of its shareholders.

ITEM 5. Interest in Securities of Issuer

(a) and (b) To the best knowledge of each of the Reporting Persons, there were 53,108,611 shares of Common Stock outstanding as of September 07, 2007 as reported by the Issuer on its Form 10-K filed September 12, 2007.

Purchasers and each of the Reporting Persons share beneficial ownership and dispositive and voting power of 5,001,031 shares of Common Stock, representing 9.4% of Issuer's issued and outstanding Common Stock.

(c) Except as set forth above in Item 3 and 4, during the last 60 days no other transactions in Issuer's Common Stock were effected by any of the reporting persons.

(d) No person other than the Purchasers has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Stock owned by the Purchasers.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationship with Respect to Securities of the Issuer.

None.

ITEM 7. Materials to be Filed as Exhibits.

None.

CUSIP No. 414549105               13D                       Page 8 of 8 Pages

                                    SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 1, 2007

-ZF VENTURES, L.L.C.
  By: SLF Partners, LLC, Managing Member

    By: /s/ STEVEN L. FINGERHOOD
    -------------------------------------
	Steven L. Fingerhood, Managing Member

- ZF PARTNERS, L.P.
    By: ZF Ventures, L.L.C., its general partner

    By: SLF Partners, LLC, Managing Member

     By: /s/ STEVEN L. FINGERHOOD
     -------------------------------------
 	Steven L. Fingerhood, Managing Member

- ZF SPECIAL OPPORTUNITIES FUND, LLC
    By: ZF Ventures, L.L.C., its General Partner

    By: SLF Partners, LLC, Managing Member

     By: /s/ STEVEN L. FINGERHOOD
     -------------------------------------
 	Steven L. Fingerhood, Managing Member

- SLF PARTNERS, LLC

     By: /s/ STEVEN L. FINGERHOOD
     -------------------------------------
 	Steven L. Fingerhood, Managing Member

-STEVEN L. FINGERHOOD

     By: /s/ STEVEN L. FINGERHOOD
     -------------------------------------
 	Steven L. Fingerhood


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)